## Contact

www.linkedin.com/in/
justinbriansmith (LinkedIn)
contractorplus.app (Company)
wefunder.com/contractor (Other)

## Top Skills

Entrepreneur

Business Strategy

Internet Strategy

## Languages

English (Native or Bilingual)

## Certifications

Microeconomics I: Supply And Demand

Customer Discovery

Finance: Time Value of Money

# Justin Smith

Contractor+ helps contractors systemize and ! We're raising!
Columbus, Ohio, United States

## Summary

I'm just a guy who will do whatever it takes, currently serving at the intersection of field service and construction management.

I work with over 35,000 contractors, helping them unite their teams, impress their clients and grow their business.

We're currently raising a seed round. Let's talk!

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# Experience

**Contractor+**
CEO
June 2020 - Present (3 years 9 months)
Orlando, Florida Area

Mobile field service management solution helping home remodeling & handyman contractors work more efficiently, look more professional to their clients, win more jobs and generate more revenue.

**SpryOX**
COO
April 2015 - March 2020 (5 years)
Mumbai, Maharashtra, India

Full-service IT servicing and web development firm serving clients in UAE, Asia, UK, Australia and USA.

**Reid Organization, Inc.**
VP Operations
January 2006 - August 2012 (6 years 8 months)
Orlando, Florida Area

Real estate, property management and property maintenance. Over 750 units under management.

**Action Fanatics Inc**
Ecommerce Director

June 2004 - March 2005 (10 months)

Design, Development, Ecommerce Strategy, Marketing

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## Education

Full Sail University

Master of Science - MS, Entertainment Business · (2005 - 2008)